Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

Internal

UBS Group AG Share-For-Share

Exchange Offer

Impact on UBS compensation plans for

US, Puerto Rico, and Virgin Island

employees

30 September 2014

The purpose of this document is to describe the impact of the Exchange on the UBS compensation plans and any awards granted under them. This document does not constitute or form part of a prospectus and the public offer will be made solely by means of, and on the basis of, a prospectus which is to be published on www.ubs.com/exchangeoffer.

For any UBS AG shares you hold in a private capacity, including any held in a UBS account other than through your CEFS/Equatex account, you will be provided information regarding the exchange offer from your personal broker or custodian. You are responsible for instructing your personal broker or custodian regarding the action you wish to take in respect of any such shares.

Please note that if you are located in the US or Puerto Rico, you will need to actively tender your UBS AG shares held in your CEFS/Equatex account to participate in the exchange offer. Further details are provided below.

Purpose of the exchange offer

UBS has announced a series of measures to improve the resolvability of the UBS Group. As a substantial step on this path, UBS intends to establish a listed holding company for the Group, UBS Group AG, by way of a share-for-share exchange offer for existing UBS AG shares (“Exchange”). It is intended that UBS Group AG shares will be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange in the same manner as current UBS AG shares. In addition, the Exchange will not involve any change to our board of directors or senior management.

UBS believes that these changes will substantially enhance the resolvability of the Group in response to evolving global regulatory requirements. It anticipates that the establishment of UBS Group AG, coupled with the other measures already announced, will allow UBS to qualify for a reduction in the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. This rebate would result in lower overall capital requirements for the Group.

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Terms of the Exchange

Under the terms of the Exchange, and where legally permitted, UBS will offer shareholders of UBS AG the opportunity to exchange their UBS AG shares into UBS Group AG shares at a one to one ratio. The initial offer period of the Exchange is expected to commence on 14 October 2014.

If all the conditions of the Exchange have been met or have been waived by the end of the initial offer period, and UBS Group AG has not acquired 100% of the UBS AG shares in issue, a subsequent offer period will be provided. This period is expected to begin upon the announcement of the definitive results of the initial offer period.

At the end of the relevant offer period and assuming the conditions for the Exchange have been met, all UBS AG shareholders who tendered for the Exchange will acquire UBS Group AG shares.

Supplementary Capital Return

Following completion of the Exchange, UBS Group AG expects to propose a supplementary capital return to its shareholders of at least CHF 0.25 per share. This is separate and in addition to UBS’s target capital return.

If, during the Exchange or within three months thereafter, UBS Group acquires more than 90% of the total UBS AG shares in issue, it intends to initiate a squeeze-out under Swiss law. A squeeze-out is a procedure which allows UBS Group AG to force out minority shareholders. If this occurs, all remaining holders of UBS AG shares will receive one UBS Group share for each share they hold.

Listing of UBS Group AG shares

UBS Group AG will apply for all of the UBS Group AG shares to be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange. Admissions on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the shares validly tendered as of the expiration date of the initial exchange period.

Delisting of UBS AG shares

UBS expects to request the delisting of the UBS AG shares from the SIX Swiss Exchange and the NYSE as soon as practicable after the Exchange has completed.

For full information regarding the Exchange please read the offer documents available on www.ubs.com/exchangeoffer.

1.	Overview of key dates

The key dates of the transaction are:

Activity	Date
Initial offer period commencement date	14 October 2014
Second offer period commencement date	17 November 2014
Listing of UBS Group AG shares	19 November 2014

2.	Share-For-Share Exchange Offer Eligibility

The table below provides an overview of the tendering process for US, Puerto Rico, and Virgin Island based participants and whether your shares are vested or restricted. Please note that these different processes are due to the different legal requirements as stated in the US at the time of the Exchange.

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Award type	Main Plans covered	Tendering Process
Vested and unblocked UBS shares held in a CEFS/Equatex account (shown as “Actionable Quantity” on the CEFS/Equatex platform)	– Not Applicable	In order to participate in the Exchange, you will have to actively accept the offer.
Unvested, blocked and restricted UBS shares (shown as “Product Type: SHARE” on the CEFS/Equatex platform)	– Equity Ownership Plan (EOP), including off-cycle awards – Senior Executive Equity Ownership Plan (SEEOP) – Blocked UBS shares granted to Code / Identified Staff – Equity Plus	In order to participate in the Exchange, you will have to actively accept the offer.
Notional shares, unexercised options, stock-settled share appreciation rights and performance shares (shown as “Product Types: RSU, OPTION, SSAR or PSU” respectively on the CEFS/Equatex platform)

–    Equity Ownership Plan (EOP), including off-cycle awards

–    Senior Executive Equity Ownership Plan

–    Equity Plus

–    Key Employee Stock Option Plan (KESAP)

–    Senior Employee Stock Option Plan (SESOP / KESOP)

–    Senior Employee Share Appreciation Rights Plan (SESAR)

–    Key Employee Share Appreciation Rights Plan (KESAP)

–    Performance Equity Plan (PEP)

–    Incentive Performance Plan (IPP)

–    ECAP and Chairmans Club

Not eligible for the Exchange as no actual share ownership, however these awards will be adjusted such that, following completion of the transaction, UBS Group AG shares will be delivered instead of UBS AG shares at vesting or exercise of an award, as applicable. The awards will continue subject to the same terms and conditions.

If you are unsure which type of award(s) you currently hold, please refer to the CEFS/Equatex website. This can be accessed by typing http://goto/equateplus in your web browser (internal via the UBS intranet) or going to www.equateplus.com (external via the internet).

The award type can be identified by reviewing the portfolio overview on the landing page by “Product Type” or by looking at the underlying “Vehicle”, whereby:

•	Awards of UBS shares are shown as Product Type: “SHARE” or Vehicle: “UBS Registered Shares”

•	Awards of notional shares are shown as Product Type: “RSU” or Vehicle: “UBS Notional Share or UBS Notional Dividend Share”

•	Awards of performance shares are shown as Product Type: “RSU” or Vehicle: “UBS Performance Share”

•	Awards of options are shown as Product Type: “OPTION” or Vehicle: “UBS Option”

•	Awards of stock-settled share appreciation rights are shown as Product Type: “SSAR” or Vehicle: “Stock Appreciation Rights

3.	Transfer and sale of vested and unblocked UBS shares held in a CEFS/Equatex account during and after the offer period

Generally, you can freely transfer or sell any vested and unblocked UBS AG shares held in your CEFS/Equatex account until the end of the initial offer period, or any subsequent offer period, as set out in section 4 below.

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During and after the offer period, there may be trading restrictions and impact on any unexecuted orders or transfers, depending on specific circumstances. Please note that once tendered, UBS AG shares will be blocked from trading as set out below.

4.	Tender process for employees in the US and Puerto Rico

Tendering of UBS AG shares

In order to participate in the exchange offer and tender your UBS AG shares in exchange for UBS Group AG shares, you will need to complete an election by the end of the initial offer period which is expected to be 23:59:59 on 10 November 2014, or alternatively by the end of any subsequent offer period. Please go to the CEFS/Equatex website. This can be accessed by typing goto/equateplus in your web browser (internal via the UBS intranet) or going to www.equateplus.com (external via the internet). On your landing page, click on the applicable link in the “Open To Dos” section, complete and then submit your Tender Offer election. Once tendered your UBS AG shares will be blocked from trading until they are settled in new UBS Group AG shares or you withdraw your shares from the exchange offer as set out below.

If you do not take any action by the end of any subsequent offer period, you will not have participated in the exchange offer and will retain your UBS AG shares. Your UBS AG shares may be subject to a squeeze-out, if applicable.

Withdrawal rights and partial elections

UBS AG shares tendered though the U.S. offer may be withdrawn at any time prior to the Swiss tender deadline or the expiration date of the initial offer period, as applicable. UBS AG shares tendered during the subsequent offer period, if any, may not be withdrawn.

Please note that to make a partial tender election you will need to contact CEFS/Equatex directly. The online form will only allow you to tender all or none of your UBS AG shares.

Furthermore, with respect to UBS AG shares in your CEFS/Equatex account, tendered UBS AG shares will be held in an account controlled by the U.S. exchange agent. Consequently, you will not be able to sell, assign, transfer or otherwise dispose of your vested UBS AG shares you tendered until (i) the shares are settled in new UBS Group AG shares, (ii) you properly withdraw your UBS AG shares from the exchange offer or (iii) your UBS AG shares have been returned to you if the offer is withdrawn or terminated or because they were not accepted for exchange.

Settlement of tendered UBS AG shares

UBS AG shares tendered during the initial offer period will settle shortly after the expiration of that period. Any UBS shares tendered after that time but before the end of the subsequent offer period are expected to settle shortly after the expiration of the end of the subsequent offer period. This timing will change if the initial offer period is extended.

Taxation of Share to Share Exchange

The Exchange does not constitute a taxable event in the US or Puerto Rico for the exchange on Unvested, blocked and restricted UBS shares, notional shares, options, stock-settled share appreciation rights and performance shares.

UBS does not provide tax advice, you should consult your own tax advisor if you have any questions regarding the exchange. As a matter of principle, UBS does not, apart from tax-equalisation arrangements applicable to International Assignees, provide indemnities to employees on the tax effects of compensation matters, and the information provided in this document is based on the assumption that you were resident in your jurisdiction from the date of grant to the date of vesting or exercise, as applicable. More detailed information about the exchange offer can found at www.ubs.com/exchangeoffer.

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5.	Contacts

If you have questions about the process, please contact the relevant CEFS/Equatex call center representative , as noted below:

Participants/Employees outside the US:

–	International Call Center (operational 24/7 – English, German, French and Italian)

o	Internal: 1923 4 59 49

o	External: +41 44 234 59 49

o	International (toll free): +80040200030

Participants/Employees within the US:

–	International Call Center (operational 24/7 – English only)

o	U.S toll free: 1 866 861 0055

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Important Notices

The exchange offer described herein is addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the «EEA Jurisdictions»). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the «Excluded Shareholders») may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the «EU Prospectus») and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the «Exchange Offer Documents») is illegal or contravenes any applicable legislation, rule or regulation (together, the «Excluded Territories»). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS and UBS Group have filed and will file materials relevant to the U.S. exchange offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4 and will file a final offer to exchange/prospectus and a Statement on Schedule TO and UBS will file a Recommendation Statement on Schedule 14D-9. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. exchange offer forms part of the Exchange Offer Documents or is incorporated therein by reference.

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In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a «Relevant Member State»), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial acceptance period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•

to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an «offer to the public» in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression «Prospectus Directive» means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression «2010 PD Amending Directive» means Directive 2010/73/EU.

If you are in the EEA and you are in any doubt about the exchange offer, the contents of this letter or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorized independent financial adviser if you are in a territory outside Ireland).

If you are in the EEA, nothing contained in this letter shall form the basis of any contract or commitment whatsoever. No representation or warranty, express or implied, is given by or on behalf of UBS Group or UBS, any of such person’s directors, officers, employees or affiliates or any other person as to the fairness, accuracy or completeness of the contents of this letter.

If you are in the EEA, nothing in this letter shall be relied upon as a promise or representation whether as to the past or the future. There is no obligation on any person to update this document, correct any inaccuracies which may become apparent or to publicly announce the result of any revision to the statements made herein except to the extent that they would be required to do so under applicable law or regulation. To the extent permitted by law, no responsibility or liability whatsoever is accepted by UBS Group or UBS, or any such

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person’s directors, officers, employees or affiliates or any other person for any loss howsoever arising, directly or indirectly, from any use of this letter or such information or options contained herein or otherwise arising in connection herewith.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as «anticipate», «believe», «expect», «guidance», «intend», «outlook», «plan», «target» and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for financial performance of UBS and its subsidiaries (the «Group») and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets («RWA») and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority («FINMA») will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS and its subsidiaries will be

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successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors. Although UBS and UBS Group believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, UBS and UBS Group cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS, nor UBS Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless UBS or UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

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UBS Group AG Share-For-Share

Exchange Offer

Impact on UBS compensation plans for

employees who cannot participate in

the exchange1

30 September 2014

The purpose of this document is to describe the impact of the share-for-share exchange offer for existing UBS AG shares (“Exchange”) on the UBS compensation plans and any awards granted under them. This document does not constitute or form part of a prospectus and no public offer is being made to you in respect of any shares you hold in connection with your participation in UBS compensation plans.

For any UBS AG shares you hold in a private capacity, including any held in a UBS account other than through your CEFS/Equatex account, you may be provided information regarding the exchange offer from your personal broker or custodian. You are responsible for instructing your personal broker or custodian regarding the action you wish to take in respect of any such shares.

1 Belgium, Cyprus, Greece, Israel, Italy, Jersey, Japan, New Zealand, Portugal, Russia, Saudi Arabia, Sweden, Taiwan, UAE.

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Purpose of the exchange offer

UBS has announced a series of measures to improve the resolvability of the UBS Group. As a substantial step on this path, UBS intends to establish a listed holding company for the Group, UBS Group AG, by way of a one for one share-for-share exchange offer for existing UBS AG shares (“Exchange”). It is intended that UBS Group AG shares will be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange in the same manner as current UBS AG shares. In addition, the Exchange will not involve any change to our board of directors or senior management.

UBS believes that these changes will substantially enhance the resolvability of the Group in response to evolving global regulatory requirements. It anticipates that the establishment of UBS Group AG, coupled with the other measures already announced, will allow UBS to qualify for a reduction in the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. This rebate would result in lower overall capital requirements for the Group.

1.	Impact on your Compensation Plan Holdings

You are not eligible to participate in the Exchange based on your current work location. However, the impact of the Exchange depends on the type of award you hold under UBS’s equity compensation plans. The table below sets out the impact of the Exchange on the different types of equity awards:

Award type	Main Plans covered	Tendering Process
Vested and unblocked UBS shares held in a CEFS/Equatex account (shown as “Actionable Quantity” on the CEFS/Equatex platform)	– Not Applicable	You are not being offered the Exchange due to legal restrictions in your jurisdiction. Your UBS AG shares may subsequently be exchanged for UBS Group AG shares under the terms of the squeeze-out.
Unvested, blocked, and restricted UBS shares (shown as “Product Type: SHARE” on the CEFS/Equatex platform)	– Equity Ownership Plan (EOP), including off-cycle awards – Senior Executive Equity Ownership Plan (SEEOP) – Blocked UBS shares granted to Code / Identified Staff – Equity Plus	In accordance with the applicable plan rules, UBS AG will automatically exchange your relevant shares before the end of the initial offer period.
Notional shares, unexercised options, stock-settled share appreciation rights and performance shares (shown as “Product Types: RSU, OPTION, SSAR or PSU” respectively on the CEFS/Equatex platform)

–    Equity Ownership Plan (EOP), including off-cycle awards

–    Senior Executive Equity Ownership Plan

–    Equity Plus

–    Key Employee Stock Option Plan (KESAP)

–    Senior Employee Stock Option Plan (SESOP / KESOP)

–    Senior Employee Share Appreciation Rights Plan (SESAP)

–    Key Employee Share Appreciation Rights Plan (KESAP)

–    Performance Equity Plan (PEP)

–    Incentive Performance Plan (IPP)

–    ECAP and Chairman’s Club

Not eligible for the Exchange as you have no upfront ownership of any shares, however your existing awards will be adjusted such that, following completion of the transaction, UBS Group AG shares will be delivered instead of UBS AG shares at vesting or exercise of an award, as applicable. The awards will continue subject to the same terms and conditions.

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If you are unsure which type of award(s) you currently hold, please refer to the CEFS/Equatex website. This can be accessed by typing http://goto/equateplus in your web browser (internal via the UBS intranet) or going to www.equateplus.com (external via the internet).

The award type can be identified by reviewing the portfolio overview on the landing page by “Product Type” or by looking at the underlying “Vehicle”, whereby:

•	Awards of UBS shares are shown as Product Type: “SHARE” or Vehicle: “UBS Registered Shares”

•	Awards of notional shares are shown as Product Type: “RSU” or Vehicle: “UBS Notional Share or UBS Notional Dividend Share”

•	Awards of performance shares are shown as Product Type: “RSU” or Vehicle: “UBS Performance Share”

•	Awards of options are shown as Product Type: “OPTION” or Vehicle: “UBS Option”

•	Awards of stock-settled share appreciation rights are shown as Product Type: “SSAR” or Vehicle: “Stock Appreciation Rights”

2.	Transfer and sale of vested and unblocked UBS shares held in a CEFS/Equatex account during and after the offer period

Generally, you can freely transfer or sell any vested and unblocked UBS AG shares held in your CEFS/Equatex account at any time during the Exchange and prior to any squeeze-out occurring. During and after the offer period, there may be impact on any unexecuted orders or transfers, depending on specific circumstances.

3.	Squeeze-Out Procedure

Once a squeeze-out is initiated, completion of the squeeze-out will likely take a number of months. In the meantime, the market for UBS AG shares will be significantly less liquid, and the value of any UBS AG shares you retain may be lower or fluctuate more widely following completion of the exchange offer than before completion of the exchange offer.

If the exchange offer is successful but UBS Group AG is not able to initiate a squeeze-out and decides not to, or is not able to, implement any post-closing transactions or restructuring measures, you will remain a minority shareholder of UBS AG rather than UBS Group AG and are similarly likely to suffer a number of adverse consequences, including, among other things, reduced liquidity, potential delisting of the shares from the NYSE and the SIX Swiss Exchange, changes in dividend policy and the risk that your shares may no longer qualify as margin securities.

Taxation

A Tax Summary is available in the Equate Plus documents library, which provides a general summary of the tax consequences of the Exchange.

Please note that UBS does not provide tax advice and you should consult your own tax advisor if you have any questions regarding the Exchange. As a matter of principle, UBS does not, apart from tax-equalisation arrangements applicable to International Assignees, provide indemnities to employees on the tax effects of compensation matters, and any information provided is based on the assumption that you were resident in your jurisdiction from the date of grant to the date of vesting or exercise, as applicable.

4.	Contacts

If you have questions about the process, please contact the relevant CEFS/Equatex call center representative, as noted below. More detailed information about the exchange offer can found at www.ubs.com/exchangeoffer

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Participants/Employees outside the US:

–	International Call Center (operational 24/7 – English, German, French and Italian)

o	Internal: 1923 4 59 49

o	External: +41 44 234 59 49

o	International (toll free): +80040200030

Participants/Employees within the US:

–	International Call Center (operational 24/7 – English only)

o	U.S toll free: 1 866 861 0055

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Important Notices

The exchange offer described herein is addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the «EEA Jurisdictions»). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the «Excluded Shareholders») may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the «EU Prospectus») and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the «Exchange Offer Documents») is illegal or contravenes any applicable legislation, rule or regulation (together, the «Excluded Territories»). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS and UBS Group have filed and will file materials relevant to the U.S. exchange offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4 and will file a final offer to exchange/prospectus and a Statement on Schedule TO and UBS will file a Recommendation Statement on Schedule 14D-9. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. exchange offer forms part of the Exchange Offer Documents or is incorporated therein by reference.

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In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a «Relevant Member State»), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial acceptance period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•

to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an «offer to the public» in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression «Prospectus Directive» means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression «2010 PD Amending Directive» means Directive 2010/73/EU.

If you are in the EEA and you are in any doubt about the exchange offer, the contents of this letter or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorized independent financial adviser if you are in a territory outside Ireland).

If you are in the EEA, nothing contained in this letter shall form the basis of any contract or commitment whatsoever. No representation or warranty, express or implied, is given by or on behalf of UBS Group or UBS, any of such person’s directors, officers, employees or affiliates or any other person as to the fairness, accuracy or completeness of the contents of this letter.

If you are in the EEA, nothing in this letter shall be relied upon as a promise or representation whether as to the past or the future. There is no obligation on any person to update this document, correct any inaccuracies which may become apparent or to publicly announce the result of any revision to the statements made herein except to the extent that they would be required to do so under applicable law or regulation. To the extent permitted by law, no responsibility or liability whatsoever is accepted by UBS Group or UBS, or any such person’s directors, officers, employees or affiliates or any other person for any loss howsoever arising, directly or indirectly, from any use of this letter or such information or options contained herein or otherwise arising in connection herewith.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as «anticipate», «believe», «expect», «guidance», «intend», «outlook», «plan», «target» and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for financial performance of UBS and its subsidiaries (the «Group») and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority («FINMA») will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and

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(15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors. Although UBS and UBS Group believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, UBS and UBS Group cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS, nor UBS Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless UBS or UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

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UBS Group AG Share-For-Share

Exchange Offer

Impact on UBS compensation plans for

employees who can participate in the

exchange(excluding the US)1

30 September 2014

The purpose of this document is to describe the impact of the Exchange on the UBS compensation plans and any awards granted under them. This document does not constitute or form part of a prospectus and the public offer will be made solely by means of, and on the basis of, a prospectus which is to be published on www.ubs.com/exchangeoffer.

For any UBS AG shares you hold in a private capacity, including any held in a UBS account other than through your CEFS/Equatex account, you will be provided information regarding the exchange offer from your personal broker or custodian. You are responsible for instructing your personal broker or custodian regarding the action you wish to take in respect of any such shares.

Details regarding the impact on your compensation plan holdings are detailed below.

Purpose of the exchange offer

UBS has announced a series of measures to improve the resolvability of the UBS Group. As a substantial step on this path, UBS intends to establish a listed holding company for the Group, UBS Group AG, by way of a share-for-share exchange offer for existing UBS AG shares (“Exchange”). It is intended that UBS Group AG shares will be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange in the same manner as current UBS AG shares. In addition, the Exchange will not involve any change to our board of directors or senior management.

UBS believes that these changes will substantially enhance the resolvability of the Group in response to evolving global regulatory requirements. It anticipates that the establishment of UBS Group AG, coupled with the other measures already announced, will allow UBS to qualify for a reduction in the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. This rebate would result in lower overall capital requirements for the Group.

1 This document applies for employees located in: Argentina, Australia, Austria, Bahamas, Bahrain, Brazil, Canada, Cayman Islands, China, Colombia, France, Germany, Hong Kong, India, Indonesia, Ireland, Kazakhstan, Luxembourg, Monaco, Netherlands, Panama, Peru, Philippines, Poland, Singapore, South Africa, South Korea, Spain, Switzerland, Thailand, Turkey, United Kingdom, Uruguay, and Venezuela.

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Terms of the Exchange

Under the terms of the Exchange, and where legally permitted, UBS will offer shareholders of UBS AG the opportunity to exchange their UBS AG shares into UBS Group AG shares at a one to one ratio. The initial offer period of the Exchange is expected to commence on 14 October 2014.

If all the conditions of the Exchange have been met or have been waived by the end of the initial offer period, and UBS Group AG has not acquired 100% of the UBS AG shares in issue, a subsequent offer period will be provided. This period is expected to begin upon the announcement of the definitive results of the initial offer period.

At the end of the relevant offer period and assuming the conditions for the Exchange have been met, all UBS AG shareholders who tendered for the Exchange will acquire UBS Group AG shares.

Supplementary Capital Return

Following completion of the Exchange, UBS Group AG expects to propose a supplementary capital return to its shareholders of at least CHF 0.25 per share. This is separate and in addition to UBS’s target capital return.

If, during the Exchange or within three months thereafter, UBS Group acquires more than 90% of the total UBS AG shares in issue, it intends to initiate a squeeze-out under Swiss law. A squeeze-out is a procedure which allows UBS Group AG to force out minority shareholders. If this occurs, all remaining holders of UBS AG shares will receive one UBS Group share for each share they hold.

Listing of UBS Group AG shares

UBS Group AG will apply for all of the UBS Group AG shares to be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange. Admissions on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the shares validly tendered as of the expiration date of the initial exchange period.

Delisting of UBS AG shares

UBS expects to request the delisting of the UBS AG shares from the SIX Swiss Exchange and the NYSE as soon as practicable after the Exchange has completed.

For full information regarding the Exchange please read the offer documents available on www.ubs.com/exchangeoffer.2

2 Please note that due to legal restrictions offer documents may not be publicly available in your location.

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1.	Overview of key dates

The key dates of the transaction are:

Activity	Date
Initial offer period commencement date	14 October 2014
Second offer period commencement date	17 November 2014
Listing of UBS Group AG shares	19 November 2014

2.	Share-For-Share Exchange Offer Process

Eligibility to participate in the Exchange and the terms of any such participation depend on in which jurisdiction your work location is at the time of offer and the type of award you hold under UBS’s equity compensation plans. The table below sets out your eligibility, depending on the different types of equity awards, to participate in the Exchange:

Award type	Main Plans covered	Tendering Process

Vested and unblocked UBS shares held in a CEFS/Equatex account (shown as “Actionable Quantity” on the CEFS/Equatex platform)	– Not Applicable

Unless you submit an instruction form requesting UBS not to tender your shares for exchange at the latest at 23:59:59 CET on 10 November 2014[3], UBS will tender your relevant awards on your behalf at the end of the initial offer period.

Unvested , blocked and restricted UBS shares (shown as “Product Type: SHARE” on the CEFS/Equatex platform)	– Equity Ownership Plan (EOP), including off-cycle awards – Senior Executive Equity Ownership Plan (SEEOP) – Blocked UBS shares granted to Code / Identified Staff – Equity Plus	In accordance with the applicable plan rules, UBS AG will automatically tender your relevant shares for exchange on your behalf, during the initial offer period.

Notional shares, unexercised options, stock- settled share appreciation rights and performance shares (shown as “Product Types: RSU, OPTION, SSAR or PSU” respectively on the CEFS/Equatex platform)

–    Equity Ownership Plan (EOP), including off-cycle awards

–    Senior Executive Equity Ownership Plan

–    Equity Plus

–    Key Employee Stock Option Plan (KESAP)

–    Senior Employee Stock Option Plan (SESOP / KESOP)

–    Senior Employee Share Appreciation Rights Plan (SESAR)

–    Key Employee Share Appreciation Rights Plan (KESAP)

–    Performance Equity Plan (PEP)

–    Incentive Performance Plan (IPP)

–    ECAP and Chairmans Club

Not eligible for the Exchange as no actual share ownership, however your existing awards will be adjusted such that, following completion of the transaction, UBS Group AG shares will be delivered instead of UBS AG shares at vesting or exercise of an award, as applicable. The awards will continue subject to the same terms and conditions.

3 Subject to any extension of the Initial Offer Period.

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If you are unsure which type of award(s) you currently hold, please refer to the CEFS/Equatex website. This can be accessed by typing http://goto/equateplus in your web browser (internal via the UBS intranet) or going to www.equateplus.com (external via the internet).

The award type can be identified by reviewing the portfolio overview on the landing page by “Product Type” or by looking at the underlying “Vehicle”, whereby:

•	Awards of UBS shares are shown as Product Type: “SHARE” or Vehicle: “UBS Registered Shares”

•	Awards of notional shares are shown as Product Type: “RSU” or Vehicle: “UBS Notional Share or UBS Notional Dividend Share”

•	Awards of performance shares are shown as Product Type: “RSU” or Vehicle: “UBS Performance Share”

•	Awards of options are shown as Product Type: “OPTION” or Vehicle: “UBS Option”

•	Awards of stock-settled share appreciation rights are shown as Product Type: “SSAR” or Vehicle: “Stock Appreciation Rights”

3.	Transfer and sale of vested and unblocked UBS shares held in a CEFS/Equatex account during and after the offer period

Generally, you can freely transfer or sell any vested and unblocked UBS AG shares held in your CEFS/Equatex account until 23:59:59 CET on 10 November 2014.4 After that date your shares will be tendered, unless you have specifically requested otherwise, as set out below. During and after the offer period, there may be trading restrictions and impact on any unexecuted orders or transfers, depending on specific circumstances.

The tendered UBS AG shares are expected to be settled within six Swiss business days after the expiration of initial offer period. During this settlement period you will not be able to transfer or sell these shares.

4.	Tender process

Procedure for tendering your vested and unblocked UBS AG shares

Your UBS AG shares will be tendered on your behalf in exchange for UBS Group AG shares by UBS as custodian unless you submit an instruction form requesting your shares not be tendered on or before 23:59:59 CET on 10 November 20144. Please go to the CEFS/Equatex website. This can be accessed by typing goto/equateplus in your web browser (internal via the intranet) or going to www.equateplus.com (external via the intranet). On your landing page, click on the applicable link in the “Open To Dos” section, complete and then submit your tender offer election.

Procedure for tendering your unvested blocked and restricted UBS AG shares

Your UBS AG shares will be automatically tendered on your behalf in exchange for UBS Group AG shares by UBS as custodian and in accordance with the provisions of the applicable plan rules. Any new UBS Group AG shares will be subject to the same plan terms and conditions as your existing shares. There will be no withdrawal rights.

4 The deadline is subject to any extension on the Initial Offer Period as determined by UBS.

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Taxation of Share to Share Exchange

A Tax Summary is available in the Equate Plus documents library, which provides a general summary of the tax consequences of the Exchange.

Please note that UBS does not provide tax advice and you should consult your own tax advisor if you have any questions regarding the Exchange. As a matter of principle, UBS does not, apart from tax-equalisation arrangements applicable to International Assignees, provide indemnities to employees on the tax effects of compensation matters, and any information provided is based on the assumption that you were resident in your jurisdiction from the date of grant to the date of vesting or exercise, as applicable.

5.	Contacts

If you have questions about the process, please contact the relevant CEFS/Equatex call center representative, as noted below:

Participants/Employees outside the US:

–	International Call Center (operational 24/7 – English, German, French and Italian)

¡	Internal: 1923 4 59 49

¡	External: +41 44 234 59 49

¡	International (toll free): +80040200030

Participants/Employees within the US:

–	International Call Center (operational 24/7 – English only)

¡	U.S toll free: 1 866 861 0055

Important notice

Please note that UBS cannot provide any investment advice in connection with any decision you may make not to participate in the exchange. You are urged to discuss any decision with your qualified independent professional adviser. UBS has filed (i) a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”), (ii) a prospectus with the Central Bank of Ireland (“CBI”) and (iii) a prospectus with the Finanzmarktaufsicht (“FINMA”).

Before you make any decision regarding what action you would like to take in the Exchange, you should read the relevant prospectus for more complete information about UBS and the Exchange. More detailed information about the exchange offer can found at www.ubs.com/exchangeoffer.5

Important notice to shareholders in Brazil

The awards referred to in this document and the underlying UBS shares have not been and will not be publicly issued, placed, distributed, offered or negotiated in the Brazilian capital markets and, as a result, will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários (“CVM”). The awards and the underlying UBS shares will not be offered or sold in Brazil under any circumstances that constitute a public offering, placement, distribution or negotiation under the Brazilian capital markets regulation.

Important notice to shareholders in the Philippines

This document is for informational purposes of the Philippine shareholders only and not for Philippine marketing purposes.

5 Please note that due to legal restrictions offer documents may not be publicly available in your location.

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Important Notices

The exchange offer described herein is addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the «EEA Jurisdictions»). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the «Excluded Shareholders») may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the «EU Prospectus») and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the «Exchange Offer Documents») is illegal or contravenes any applicable legislation, rule or regulation (together, the «Excluded Territories»). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS and UBS Group have filed and will file materials relevant to the U.S. exchange offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4 and will file a final offer to exchange/prospectus and a Statement on Schedule TO and UBS will file a Recommendation Statement on Schedule 14D-9. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. exchange offer forms part of the Exchange Offer Documents or is incorporated therein by reference.

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In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a «Relevant Member State»), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial acceptance period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•

to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an «offer to the public» in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression «Prospectus Directive» means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression «2010 PD Amending Directive» means Directive 2010/73/EU.

If you are in the EEA and you are in any doubt about the exchange offer, the contents of this letter or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorized independent financial adviser if you are in a territory outside Ireland).

If you are in the EEA, nothing contained in this letter shall form the basis of any contract or commitment whatsoever. No representation or warranty, express or implied, is given by or on behalf of UBS Group or UBS, any of such person’s directors, officers, employees or affiliates or any other person as to the fairness, accuracy or completeness of the contents of this letter.

If you are in the EEA, nothing in this letter shall be relied upon as a promise or representation whether as to the past or the future. There is no obligation on any person to update this document, correct any inaccuracies which may become apparent or to publicly announce the result of any revision to the statements made herein except to the extent that they would be required to do so under applicable law or regulation. To the extent permitted by law, no responsibility or liability whatsoever is accepted by UBS Group or UBS, or any such person’s directors, officers, employees or affiliates or any other person for any loss howsoever arising, directly or indirectly, from any use of this letter or such information or options contained herein or otherwise arising in connection herewith.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as «anticipate», «believe», «expect», «guidance», «intend», «outlook», «plan», «target» and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for financial performance of UBS and its subsidiaries (the «Group») and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority («FINMA») will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and

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(15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors. Although UBS and UBS Group believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, UBS and UBS Group cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS, nor UBS Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless UBS or UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

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